Janney Montgomery Scott LLC

20 North Wacker Drive

Suite 2035

Chicago, Illinois 60606

November 6, 2019

Via Edgar

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	FFBW, Inc.

Registration Statement on Form S-1 (Registration Number 333-233740)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join FFBW, Inc. in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 10:00 a.m. on November 12, 2019, or as soon thereafter as may be practicable.

Very Truly Yours,

JANNEY MONTGOMERY SCOTT LLC

/s/ Robert A. Kotecki
Name: Robert A. Kotecki
Title: Managing Director